E M P L O Y M E N T A G R E E M E N T

AGREEMENT made as of the 10th day of September 2018 by and between Two Hands Corporation (hereinafter referred to as "the Client") and Nadav Elituv (hereinafter referred as "Nadav Elituv").

W I T N E S S E T H :

WHEREAS, Nadav Elituv is engaged in the business of interactive digital services and has knowledge, expertise and personnel to render the requisite services to the Client; and

WHEREAS, the Client is desirous of retaining Nadav Elituv for the purpose of obtaining these services so as to better, more fully and more effectively deal with the staging and lighting business community.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, it is agreed as follows:

1)	Engagement of Nadav Elituv. The Client herein engages Nadav Elituv and Nadav Elituv agrees to render to the Client staging and lighting services which would include evaluating various business strategies and recommending changes where appropriate and also evaluate the Client's performance in view of its corporate planning and business objectives within the staging and lighting industry.

a)	The services to be provided by Nadav Elituv shall include, but are not limited to, the development, implementation and maintenance of sound business strategies, specifically in Corporate Planning that would include:

i)	develop an in-depth familiarization with the Client's business objectives and bring to its attention potential or actual opportunities which meet those objectives or logical extensions thereof,
ii)	alert the Client to new or emerging high potential forms of electronics and computerization which could either be acquired or developed internally,
iii)	comment on the Client's corporate development including such factors as position in competitive environment, financial performances vs. competition, strategies, operational capability, etc., and
iv)	identify prospective suitable merger or acquisition candidates for the Client, perform appropriate diligence investigations with respect thereto, advise the Client with respect to the desirability of pursuing such candidates, and assist the Client in any negotiations which may ensue therefrom.

b)	The services to be rendered by Nadav Elituv to the Client shall under NO circumstances include the following:

i)	Any activities which could be deemed by the Securities and Exchange Commission to constitute investment banking or any other activities required by Nadav Elituv to be registered as a broker-dealer under the Securities Act of 1934.

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ii)	Any activities, which could be deemed to be in connection with the offer or sale of securities in a capital-raising transaction.

c)	The Client acknowledges that Nadav Elituv will devote such time as is reasonably necessary to perform the services for Client, having due regard for Nadav Elituv's commitments and obligations to other businesses for which it performs consulting services.

2)	Compensation and Expense Reimbursement.

a)	The Client will pay Nadav Elituv, as compensation for the services provided for in this Agreement and as reimbursement for expenses incurred by Nadav Elituv on the Client's behalf, in the manner set forth in Schedule A annexed to this Agreement which Schedule is incorporated herein by reference.

Term and Termination. This Agreement shall be for the period of September 10, 2018 and terminating June 30, 2019. Either party hereto shall have the right to terminate this Agreement upon 30 days prior written notice to the other party.

Treatment of Confidential Information. Nadav Elituv shall not disclose, without the consent of the Client, any financial and business information concerning the business, affairs, plans and programs of the Client which are delivered by the Client to Nadav Elituv in connection with Nadav Elituv's services hereunder, provided such information is plainly and prominently marked in writing by the Client as being confidential (the "Confidential Information"). Nadav Elituv will not be bound by the foregoing limitation in the event (i) the Confidential Information is otherwise disseminated and becomes public information or (ii) Nadav Elituv is required to disclose the Confidential Informational pursuant to a subpoena or other judicial order.

Representation by Nadav Elituv of other clients. The Client acknowledges and consents to Nadav Elituv rendering consultation services to other clients of Nadav Elituv engaged in the same or similar business as that of the Client.

Indemnification by the Client as to Information Provided to Nadav Elituv. The Client acknowledges that Nadav Elituv, in the performance of its duties, will be required to rely upon the accuracy and completeness of information supplied to it by the Client's officers, directors, agents and/or employees. The Client agrees to indemnify, hold harmless and defend Nadav Elituv, its officers, agents and/or employees from any proceeding or suit which arises out of or is due to the inaccuracy or incompleteness of any material or information supplied by the Client to Nadav Elituv.

Non-Assignment. This Agreement shall not be assigned by either party without the written consent of the other party.

Notices. Any notice to be given by either party to the other hereunder shall be sufficient if in writing and sent by registered or certified mail, return receipt requested, addressed to such party as either party may have given to the other in writing.

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Entire Agreement. The agreement contains the entire agreement and understanding between the parties and supersedes all prior negotiations, agreements and discussions concerning the subject matter hereof.

Modification and Waiver. This Agreement may not be altered or modified except by writing signed by each of the respective parties hereof. No breach or violation of this Agreement shall be waived except in writing executed by the party granting such waiver.

Law to Govern; Forum for Disputes. This Agreement shall be governed by the laws of Ontario, Canada without giving effect to the principle of conflict of laws. Each party acknowledges to the other that courts within the City of Toronto Ontario shall be the sole and exclusive forum to adjudicate any disputes arising under this agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first written above.

Two Hands Corporation

By: /s/ Nadav Elituv

Two Hands Corporation

By: /s/ Nadav Elituv

Nadav Elituv

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SCHEDULE A

PAYMENT FOR SERVICES

AND REIMBURSEMENT OF EXPENSES

A.                For the services to be rendered and performed by Nadav Elituv during the term of the Agreement, the Client shall pay to Nadav Elituv 50,000,000 shares of common stock of Two Hands Corporation are payable according to the following schedule:

i)	Upon signing the agreement, 20,000,000 shares of common stock are due and fully vest on September 10, 2018.
ii)	30,000,000 shares of common stock are due and fully vest on January 1, 2019.

B.                 An annual salary of $151,200 ($12,600 per month) payable month on the first day of each month commencing July 1, 2018.

C. The Client shall also reimburse Nadav Elituv for all reasonable and necessary out-of-pocket expenses incurred in the performance of its duties for the Client upon presentation of statements setting forth in reasonable detail the amount of such expenses. Nadav Elituv shall not incur any expense for any single item in excess of $1,000 either verbally or written except upon the prior approval of the Client. Nadav Elituv agrees that any travel, entertainment or other expense which it may incur and which may be referable to more than one of its clients (including the Client) will be prorated among the clients for whom such expense has been incurred. Shares will be accepted for payment of expenses in the same manner as the base fee in Paragraph A above.

Two Hands Corporation

By: /s/ Nadav Elituv

Two Hands Corporation

By: /s/ Nadav Elituv

Nadav Elituv

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